Exhibit 2.3

Execution Copy

FIRST Amendment TO
BUSINESS COMBINATION AGREEMENT

This FIRST AMENDMENT TO BUSINESS COMBINATION AGREEMENT (this “Amendment”) is entered into as of June 12, 2024 (the “Effective Date”), by and between Alpha Modus, Corp., a Florida corporation (“Company”), Insight Acquisition Corp., a Delaware corporation (“IAC”), IAC Merger Sub Inc., a Florida corporation (“Merger Sub” and together with Company and IAC, the “Parties”), and amends that certain Business Combination Agreement, dated as of October 13, 2023, by and among the Company, IAC and Merger Sub (the “Business Combination Agreement”). Capitalized terms used and not otherwise defined in this Amendment shall have the meanings set forth in the Business Combination Agreement.

WITNESSETH:

WHEREAS, the Parties previously entered into the Business Combination Agreement;

WHEREAS, in accordance with the provisions of Section 9.03 of the Business Combination Agreement, subject to the terms and conditions hereinafter set forth, the Parties (by action taken or authorized by their respective boards of directors) wish to amend the Business Combination Agreement.

NOW, THEREFORE, for and in consideration of the mutual covenants and agreements and subject to the conditions precedent set forth herein, the Parties hereby agree as follows:

1. Terms Defined in the Business Combination Agreement. As used in this Agreement, except as may otherwise be provided herein, all capitalized terms defined in the Business Combination Agreement shall have the same meaning herein as therein, all of such terms and their definitions being incorporated herein by reference.

2. Amendments to the Business Combination Agreement.

a.	The definitions of “Company Preferred Stock”, “Company Securities”, “Earnout Pro Rata Portion”, “Per Share Stock Consideration”, and “Stock Consideration” in Section 1.01 of the Business Combination Agreement shall be deleted in their entirety and replaced with the following:

“Company Preferred Stock” means the Company Series A Preferred Stock, the Company Series B Preferred Stock, and the Company Series C Preferred Stock.

“Company Securities” means the Company Common Stock, the Company Series A Preferred Stock, the Company Series B Preferred Stock, the Company Series C Preferred Stock, the Company Options, Company Warrants and any other Equity Equivalents of the Company.

“Earnout Pro Rata Portion” means, with respect to each holder of outstanding Company Shares as of immediately prior to the Effective Time, a fraction expressed as a percentage equal to (i) the number of shares of IAC Class A Common Stock or IAC Series C Preferred Stock, as applicable, into which such holder’s Company Shares (after giving effect to the conversions contemplated by Section 3.01(a)) are converted in accordance with Section 3.01(b), divided by (ii) the total number of shares of IAC’s Class A Common Stock and IAC Series C Preferred Stock in the aggregate into which all outstanding Company Shares are converted in accordance with Section 3.01(b). In no event shall the aggregate Earnout Pro Rata Portion exceed 100%.

“Per Share Common Stock Consideration” means one share of IAC Class A Common Stock.

“Stock Consideration” means 6,145,000 shares of IAC Class A Common Stock and 7,500,000 shares of IAC Series C Preferred Stock.

b.	The following definitions shall be added to Section 1.01 of the Business Combination Agreement in their corresponding alphabetical order:

“Company Series C Preferred Stock” means the shares of the Company’s Preferred Stock, par value $0.0001 per share, designated as Series C Redeemable Convertible Preferred Stock in the Company Charter.

“IAC Series C Preferred Stock” means [the Series C Preferred Stock of IAC, as set forth in the IAC Second A&R Charter.]

“Per Share Preferred Stock Consideration” means one share of IAC Series C Preferred Stock.

c.	The following definitions shall be removed in their entirety from Section 1.01 of the Business Combination Agreement: “Equity Value” and “Per Share Merger Consideration Value”.

d.	Sections 3.01(a) and 3.01(b) of the Business Combination Agreement are hereby amended and restated in their entirety to read as follows:

“(a) At the Effective Time, by virtue of the Merger and without any action on the part of IAC, Merger Sub, the Company or the Company Stockholders, (i) each share of Company Common Stock that is issued and outstanding immediately prior to the Effective Time (other than the Dissenting Shares and the Cancelled Shares) shall be converted into the right to receive (a) the contingent right to receive a number of Earnout Shares (which may be 0) following the Closing in accordance with Section 3.06 and Annex 1, and (b) the Per Share Common Stock Consideration; and (ii) each share of Company Preferred Stock that is issued and outstanding immediately prior to the Effective Time (other than the Dissenting Shares and the Cancelled Shares) shall be converted into the right to receive (a) the contingent right to receive a number of Earnout Shares (which may be 0) following the Closing in accordance with Section 3.06 and Annex 1, and (b) the Per Share Preferred Stock Consideration.

(b) From and after the Effective Time, all of the Company Shares converted into the right to receive consideration as described in Section 3.01(a) shall no longer be outstanding and shall cease to exist, and each holder of Company Shares shall thereafter cease to have any rights with respect to such securities, except the right to receive the applicable consideration described in this Section 3.01(a) into which such Company Shares shall have been converted.”

e.	Section 3.02 of the Business Combination Agreement is hereby amended and restated in its entirety to read as follows:

“Section 3.02. Exchange of Company Securities.

(a) Exchange Fund. On the Closing Date, IAC shall deposit, or shall cause to be deposited, with an exchange agent to be mutually agreed upon by the parties hereto (the “Exchange Agent”) for the benefit of the Company Stockholders, for exchange in accordance with this Section 3.02, the number of shares of IAC Class A Common Stock and IAC Series C Preferred Stock equal to the Stock Consideration (such shares of IAC Class A Common Stock and IAC Series C Preferred Stock, the “Exchange Fund”). IAC shall cause the Exchange Agent, pursuant to irrevocable instructions, to pay the applicable portion of the Stock Consideration out of the Exchange Fund in accordance with the Merger Payment Schedule and the other applicable provisions contained in this Agreement. The Exchange Fund shall not be used for any other purpose other than as contemplated by this Agreement.

(b) Exchange Procedures. As soon as practicable following the Effective Time, and in any event within two Business Days following the Effective Time (but in no event prior to the Effective Time), IAC shall cause the Exchange Agent to deliver to each holder of Company Common Stock entitled to receive the Per Share Common Stock Consideration, and each holder of Company Preferred Stock entitled to receive the Per Share Preferred Stock Consideration, pursuant to Section 3.01 a letter of transmittal and instructions for use in exchanging such Company Stockholder’s Company Shares for such Company Stockholder’s applicable portion of the Stock Consideration from the Exchange Fund, and that shall be in form and contain provisions which IAC may specify and which are reasonably acceptable to the Company (a “Letter of Transmittal”), which shall (i) contain customary representations and warranties as to title, authorization, execution and delivery, (ii) contain a customary release of all claims against IAC and the Company arising out of or related to such holder’s ownership of Company Shares, (iii) specify that delivery shall be effected, and risk of loss and title to the Company Shares shall pass, only upon proper delivery of any stock certificate representing the Company Shares (a “Certificate”) to the Exchange Agent, and (iv) include instructions for use in effecting the surrender of the Certificates pursuant to the Letter of Transmittal. Promptly following the surrender to the Exchange Agent of all Certificates held by such holder for cancellation (to the extent such Company Shares are or were certificated), together with a Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto and such other documents as may be required pursuant to such instructions, the holder of such Certificates shall be entitled to receive in exchange therefore, and IAC shall instruct the Exchange Agent to deliver the Per Share Common Stock Consideration or Per Share Preferred Stock Consideration, as applicable, in accordance with the provisions of Section 3.01, and the Certificate so surrendered shall forthwith be cancelled. Until surrendered as contemplated by this Section 3.02, each Certificate entitled to receive the Per Share Common Stock Consideration or Per Share Preferred Stock Consideration, as applicable, in accordance with Section 3.01 shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the Per Share Common Stock Consideration or Per Share Preferred Stock Consideration that such holder is entitled to receive in accordance with the provisions of Section 3.01.

(c) Termination of Exchange Fund. Any portion of the Exchange Fund that remains unclaimed by the Company Stockholders for one year after the Effective Time shall be delivered to IAC by the Exchange Agent, upon demand, and any Company Stockholders who have not theretofore complied with this Section 3.02 shall thereafter look only to IAC for their Per Share Common Stock Consideration or Per Share Preferred Stock Consideration. Any portion of the Exchange Fund remaining unclaimed by Company Stockholders as of a date that is immediately prior to such time as such amounts would otherwise escheat to or become property of any authority shall, to the extent permitted by applicable Law, become the property of IAC free and clear of any claims or interest of any person previously entitled thereto.

(d) No Further Rights in Company Shares. The Per Share Common Stock Consideration or Per Share Preferred Stock Consideration payable upon conversion of the Company Shares in accordance with the terms hereof shall be deemed to have been paid and issued in full satisfaction of all rights pertaining to such Company Shares.

(e) Adjustments to Per Share Consideration. The Per Share Common Stock Consideration and Per Share Preferred Stock Consideration shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to IAC Class A Common Stock occurring on or after the date hereof and prior to the Effective Time.

(f) No Liability. None of IAC or the Surviving Corporation shall be liable to any holder of Company Shares for any such Company Shares (or dividends or distributions with respect thereto) or cash delivered to a public official pursuant to any abandoned property, escheat or similar Law in accordance with Section 3.02(c).

(g) Withholding Rights. Notwithstanding anything in this Agreement to the contrary, each of the Surviving Corporation, IAC and Merger Sub shall be entitled to deduct and withhold from amounts (including shares or other property) otherwise payable, issuable or transferable pursuant to this Agreement to any holder of Company Shares such amounts as it is required to deduct and withhold with respect to such payment, issuance or transfer under the Code or any provision of state, local or non U.S. Tax Law. To the extent that amounts are so deducted or withheld and timely paid to the applicable Governmental Authority in accordance with applicable Law, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid, issued or transferred to the holder of the Company Securities (or intended recipients of compensatory payments) in respect of which such deduction and withholding was made.

(h) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate, the Per Share Common Stock Consideration or Per Share Preferred Stock Consideration that such holder is otherwise entitled to receive pursuant to, and in accordance with, the provisions of Section 3.01.

(i) Fractional Shares. No certificates or scrip or shares representing fractional shares of IAC Class A Common Stock or IAC Series C Preferred Stock shall be issued upon the exchange of Company Shares, and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a stockholder of IAC or a holder of shares of IAC. Notwithstanding anything to the contrary contained herein, no fraction of a share of IAC Class A Common Stock or IAC Series C Preferred Stock shall be issued by virtue of the Merger or the Transactions contemplated hereby, and each holder who would otherwise be entitled to a fraction of a share of IAC Class A Common Stock or IAC Series C Preferred Stock (after aggregating all fractional shares of IAC Class A Common Stock that otherwise would be received by such holder) shall instead have the number of shares of IAC Class A Common Stock or IAC Series C Preferred Stock issued to such holder rounded in the aggregate to the nearest whole share of IAC Class A Common Stock or IAC Series C Preferred Stock, as applicable.

(j) Merger Payment Schedule. At least three (3) Business Days prior to the Closing Date, the Company shall deliver to IAC a schedule (the “Merger Payment Schedule”) that is true, complete and correct showing the following, in each case as of immediately prior to the Effective Time, (i) the name and address of record of each Company Securityholder and the number and class, type, or series of shares of Company Securities held by such Person, (ii) the percentage allocation of the Stock Consideration to each of the holders of Company Securities at the Closing as well as the corresponding number of shares of IAC Class A Common Stock or IAC Series C Preferred Stock to be issued to such holders of Company Securities in accordance with Section 3.01 and the Company Charter, (iii) with respect to each holder of Company Securities, the Earnout Pro Rata Portion in respect of such holder’s Company Securities, and (iv) the number of Company Outstanding Shares. The Company shall provide explanatory or supporting information, including calculations, as IAC may reasonably request.”

f.	The reference to “Company Common Stock” in the first sentence of Section 3.05(a) of the Business Combination Agreement is hereby replaced with a reference to “Company Shares”.

g.	Section 3.07 of the Business Combination Agreement is hereby amended and restated in its entirety to read as follows:

“Section 3.07 IAC Financing Shares. Provided IAC has received satisfactory evidence of the Company’s receipt of at least $600,000 in funding from Janbella Group, LLC (“Janbella”) between October 13, 2023, and Closing, IAC and Sponsor agree that Sponsor shall forfeit 750,000 shares of IAC Class A Common Stock conditioned upon the Closing (the “IAC Financing Shares”).”

h.	The first sentence of Section 4.03(a) of the Business Combination Agreement is hereby amended and restated in its entirety to read as follows:

“(a) The authorized capital stock of the Company consists of (i) 490,000,000 shares of Company Common Stock, of which 6,145,000 shares are issued and outstanding; (ii) 0 shares of Company Series A Preferred Stock, none of which are issued and outstanding; (iii) 0 shares of Company Series B Preferred Stock, none of which are issued and outstanding; and (iv) 8,500,000 shares of Company Series C Redeemable Convertible Preferred Stock, of which 7,500,000 are issued and outstanding.”

i.	Section 7.01(b)(iii) of the Business Combination Agreement is hereby amended and restated in its entirety to read as follows: “(iii) to the extent required by the Nasdaq listing rules, the approval of the issuance of the aggregate Per Share Common Stock Consideration and the Earnout Shares (the “Nasdaq Proposal”),”

j.	Section 7.01(f) of the Business Combination Agreement is hereby amended and restated in its entirety to read as follows:

“(f) IAC (with the assistance and cooperation of the Company as reasonably requested by IAC) agrees to file as soon as practicable after the filing of the amendment to the Registration Statement following the receipt of the first round of comments on the Registration Statement from the SEC, a registration statement on Form S-1 (the “Shelf”) to register the resale of the Registrable Securities (as defined in the Registration Rights Agreement) on a continuous basis in accordance with the provisions and requirements set forth in the Registration Rights Agreement, as applicable, and shall use commercially reasonable efforts (with assistance and cooperation of the Company as reasonably requested by IAC) to have the Shelf declared effective concurrently with the Closing or as soon as reasonably practicable thereafter. It is the intent of the Parties that the Shelf shall meet the obligations of IAC under the Registration Rights Agreement, as applicable; provided that the filing of the Shelf shall in no way be deemed to modify the terms of the Registration Rights Agreement.”

k.	The last sentence of Section 7.13(b) of the Business Combination Agreement is hereby amended to remove the following language: “, including for the interim period ending on June 30, 2023; provided that the Company shall have until November 14, 2023 to deliver the Unaudited Interim Financial Statements as of and for the periods ending September 30, 2022 and September 30, 2023.”

l.	Section 7.13(c) of the Business Combination Agreement is hereby deleted in its entirety and the subsequent sections of Section 7.13 of the Business Combination Agreement shall be relettered.

m.	Section 7.13(d) of the Business Combination Agreement is hereby amended to remove the following language: “Aside from the Form 10-Q for the quarter ending June 30, 2023 as contemplated by Section 7.13(d),”

n.	The references to “Oscar Brito” from the twelfth recital of the Business Combination Agreement and Section 7.20 (Employment Agreements) are hereby removed.

o.	Section 7.21 of the Business Combination Agreement is hereby amended and restated in its entirety to read as follows:

“Section 7.21 Issuance of Shares.  At the Closing, (i) IAC shall issue to Janbella 1,392,308 shares of Class A Common Stock, (ii) IAC shall issue to Cantor Fitzgerald & Co. (“Cantor”) 210,000 shares of IAC Class A Common Stock, (iii) IAC shall issue to Odeon Capital Group LLC (“Odeon”) 90,000 shares of IAC Class A Common Stock and (iv) IAC shall issue to Michael Singer 125,000 shares of IAC Class A Common Stock.”

p.	Section 9.01(b) of the Business Combination Agreement is hereby amended and restated in its entirety to read as follows:

“(b) by written notice from either IAC or the Company to the other if the Effective Time shall not have occurred prior to September 9, 2024 (the “Outside Date”).”

q.	The references to “each holder of Company Stock” as the eligible recipients of the $13.00 Company Earnout Shares, the $15.00 Earnout Shares and the $17.00 Earnout Shares clause (i) of each of Sections 1, 2 and 3 in Annex 1 (Earnout Merger Consideration) of the Business Combination Agreement are hereby replaced with references to “each holder of Company Shares (at Closing)”.

3. Effectiveness. All of the provisions of this Amendment shall be effective on the Effective Date. Except as specifically provided for in this Amendment, all of the terms of the Business Combination Agreement shall remain unchanged and are hereby confirmed and remain in full force and effect, and, to the extent applicable, such terms shall apply to this Amendment as if it formed part of the Business Combination Agreement. Should there be any discrepancy between the terms of the Business Combination Agreement and this Amendment, the terms of this Amendment shall control.

4. Representations and Warranties. Each Party represents and warrants to the other Party, with full knowledge that such other Party is relying on the following representations and warranties in executing this Amendment, as follows:

(a) The execution, delivery and performance of this Amendment by each Party and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate or other organizational action on the part of such Party.

(b) This Amendment, the Business Combination Agreement and each other document executed and delivered in connection herewith has been duly executed and delivered by each Party that is a party thereto and is the legally valid and binding obligation of such Party, enforceable against such Party in accordance with its respective terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or limiting creditors’ rights generally or by equitable principles relating to enforceability.

(c) The execution, delivery, and performance by each Party of this Amendment, and the consummation of the transactions contemplated hereby, do not and will not (i) violate any provision of the articles of incorporation or bylaws (or similar organizational documents) of such Party, or (ii) assuming that the consents and approvals referred to in the Business Combination Agreement are duly obtained, (x) violate in any material respect any Law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to such Party or any of its respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of such Party’s properties or assets under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which such Party is a party, or by which they or any of such Party’s properties or assets may be bound, except (in the case of clause (y) above) for such violations, conflicts, breaches or defaults that, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on such Party.

5. Reference to and Effect on the Business Combination Agreement. Upon the effectiveness hereof, on and after the date hereof, (i) each reference in the Business Combination Agreement to “this Agreement,” “hereunder,” “hereof,” “herein,” or words of like import and (ii) each reference to “the Business Combination Agreement” in any other ancillary document relating to the Business Combination Agreement shall, in each case, mean and be a reference to the Business Combination Agreement after giving effect to this Agreement.

6. Effect of Amendment. Whenever the Business Combination Agreement is referred to in the Business Combination Agreement or in any other agreements, documents or instruments, such reference shall be deemed to be to the Business Combination Agreement, as amended by this Amendment.

7. Counterparts. This Amendment may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument. Delivery of an executed signature page to this Amendment by facsimile, Adobe .pdf file or other electronic transmission shall be as effective as delivery of a manually signed counterpart of this Agreement.

8. Severability. In case any provision or obligation hereunder shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations, or of such provision or obligation in any other jurisdiction, shall not in any way be affected or impaired thereby.

9. Governing Law; Jurisdiction; Waiver of Jury Trial. The provisions of Section 10.06 (Governing Law; Jurisdiction) and Section 10.07 (Waiver of Jury Trial) of the Business Combination Agreement are hereby incorporated herein mutatis mutandis.

10. Headings. Section headings herein are included herein for convenience of reference only and shall not constitute a part hereof for any other purpose or be given any substantive effect.

11. NOTICE OF FINAL AGREEMENT. THIS AMENDMENT AND EACH OTHER DOCUMENT EXECUTED AND DELIVERED IN CONNECTION HEREWITH REPRESENT THE FINAL AGREEMENT AMONG THE PARTIES HERETO RELATING TO THE SUBJECT MATTER HEREOF AND THEREOF AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS AMONG THE PARTIES.

[Remainder of Page Left Blank; Signature Pages to Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers thereunto duly authorized.

INSIGHT ACQUISITION CORP.

By:
Name:	Michael Singer
Title:	Executive Chairman

IAC MERGER SUB INC.

By :
Name:	Michael Singer
Title:	Chief Executive Officer

ALPHA MODUS, CORP.

By:
Name:	William Alessi
Title:	Chief Executive Officer

Solely for purposes of Section 2(g) of this Amendment and

Section 3.07 of the Business Combination Agreement:

INSIGHT ACQUISITION SPONSOR LLC

By:
Name:	Michael Singer
Title:	Managing Member

[Signature Page to First Amendment to Business Combination Agreement]